EXHIBIT 3.1(vii)

CERTIFICATE OF VALIDATION

OF

COATES INTERNATIONAL LTD.

Coates International Ltd., a Delaware corporation (the “Corporation”), acting pursuant to Section 204 of the Delaware General Corporation Law (the “DGCL”), in order to validate a defective corporate act in connection with a reverse split of its outstanding stock intended to be implemented on December 1, 2017, hereby certifies as follows:

1.       On March 2, 2015, the stockholder holding a majority of the stock of the corporation entitled to vote, voting as a single class, adopted a written consent approving in advance a reverse split of the Corporation’s outstanding stock, within a range of possible ratios to be determined by the board of directors, and the Corporation’s board of directors thereafter (a) on March 2, 2015, adopted a written consent affirming that a reverse stock split was generally in the best interests of the Corporation and its shareholders, and (b) on November 3, 2017, adopted a written consent approving a 1:200 reverse split of its stock, pursuant to which each 200 shares of stock were to be combined into a single share of stock (the “Reverse Stock Split”), to be effective November 10, 2017, and, as of the same date, the majority stockholder reaffirmed its original authorization and approval.

2.       The Reverse Stock Split and the Stock Amendments referred to below, which were intended to be effective immediately following the Reverse Stock Split were defective corporate acts due to the following failures of authorization:

(a) the original directors consents failed to declare the Reverse Stock Split and the filing of a certificate of amendment to be advisable before submitting the matters for consideration by the stockholders, as required by Section 242(b) of the DGCL;

(b) the director consents (i) failed to expressly state that the Reverse Stock Split was a combination of the authorized shares of all classes (the November 3, 2017 board of directors’ consent referred only to a corresponding “adjustment” to the preferred stock “in the same ratio”); and (ii) failed to provide for (A) the increase of the authorized post-split common stock from 60,000,000 authorized shares of $0.0001 par value common stock to 120,000,000 shares authorized shares of $0.0001 par value common stock to allow for sufficient authorized shares to provide for all of the outstanding common stock, reversed common stock and future issuances, and (B) the decrease of the post-split authorized preferred stock from 500,000 authorized shares of $0.001 par value preferred stock to 350,000 authorized shares of $0.001 par value preferred stock (the matters addressed in clauses (ii)(A) and (ii)(B) above, the “Stock Amendments”);

(c) the March 2, 2015 stockholder consent, as reaffirmed on November 3, 2017, referred only to a reverse split of the Corporation’s common stock without mention of a reverse split of the Corporation’s preferred stock and did not approve the specifics of the Reverse Stock Split (i.e., that each 200 of the authorized shares of stock of all classes were to be combined into a single share of stock) and failed to expressly approve the Stock Amendments;

(d) neither the director consents nor the stockholder consent, as ratified, authorized the filing of a certificate of amendment and the Corporation failed to file a certificate of amendment with the Office of the Secretary of State of the State of Delaware to effect the Reverse Stock split and the Stock Amendments, as required by Section 242(a)(3) of the DGCL; and

(e) the directors failed to adopt a resolution modifying the approved effective date of the Reverse Stock Split from the close of trading on November 10, 2017 to the close of trading on December 1, 2017, which is the effective date as of which the Reverse Stock Split was announced and consummated.

3.       The Reverse Stock Split and the Stock Amendments have been ratified in accordance with Section 204 of the DGCL, and the filing of a certificate of validation with respect to the Reverse Stock Split and the Stock Amendments has been approved, by the Corporation’s board of directors on February 28, 2018 and by the holder of the a majority of the Corporation’s issued and outstanding stock entitled to vote, voting as a single class, by written consent pursuant to Section 228 of the DGCL on March 1, 2018.

4.       A certificate of amendment containing all of the information required to be included under Sections 242 and 228 of the DGCL to give effect to the Reverse Stock Split, is attached as Exhibit A to this certificate of validation, pursuant to which such certificate of amendment and the Reverse Stock Split shall be deemed to have become effective pursuant Section 204 of the DGCL as of 4:01 p.m. on December 1, 2017.

I, THE UNDERSIGNED, being an authorized officer of the Corporation, and intending this to be an acknowledgement within the meaning of Section 103 of the DGCL, has executed this certificate of validation on this 2nd day of April, 2018.

COATES INTERNATIONAL LTD.

By:	/s/ Barry C. Kaye
Barry C. Kaye
Treasurer and Chief Financial Officer

Exhibit A

To Certificate of Validation of Coates International Ltd.

CERTIFICATE OF AMENDMENT

OF THE RESTATED CERTIFICATE OF INCORPORATION

OF

COATES INTERNATIONAL LTD.

Coates International Inc., a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY:

1.            The Certificate of Incorporation of the Corporation is hereby amended by striking Article FOURTH in its entirety and replacing it with the following:

FOURTH: The total number of shares of stock that the Corporation shall have authority to issue is One Hundred Twenty Million Three Hundred Fifty Thousand (120,350,000). The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

(1)        One Hundred Twenty Million (120,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”). The terms and provisions of the Common Stock are as follows:

(i)       The holders of Common Stock shall be entitled to one vote per share with respect to all corporate matters.

(ii)       In case of the liquidation or dissolution of the Corporation, the holders of said shares of Common Stock shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the prior rights of the holders of Preferred Stock, to share ratably in the remaining net assets of the Corporation.

(2)       Three Hundred Fifty Thousand (350,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). The Corporation may issue any class of the Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.

2.          The foregoing amendment reflects the following, each of which shall occur contemporaneously with the effective time of this certificate of amendment:

(a)        The Corporation’s authorized stock of all classes and series shall be subject to a reverse stock split, such that (i) each 200 of the authorized shares of the Corporation’s $.0001 par value common stock shall be reclassified and combined into a single share of common stock having a par value of $.0001 per share, (ii) each 200 of the authorized shares of the Corporation’s $0.001 par value Series A Preferred Stock preferred stock shall be reclassified and combined into a single share of Series A Preferred Stock having a par value of $0.001 per share, (iii) each 200 of the authorized shares of $0.001 par value Series B Convertible Preferred Stock shall be reclassified and combined into a single share of Series B Convertible Preferred Stock having a par value of $0.001 per share, and (iv) each 200 of the authorized shares of the Corporation’s $0.001 par value undesignated preferred stock shall be reclassified and combined into a single share of undesignated preferred stock having a par value of $.0001 per share, with payment in cash to the registered holders of all resulting fractional outstanding shares of stock based on the closing trading price per share of the Corporation’s common stock on December 1, 2017; and

(b)        Immediately following such stock split, the resulting number of authorized post-split shares of the Corporation’s $0.0001 par value common stock shall be increased from 60,000,000 to 120,000,000, and the resulting number of post-split authorized shares of the Corporation’s preferred stock will be reduced from 500,000 to 350,000, with 5,000 of such authorized shares of preferred stock being Series A Preferred Stock and 345,000 of such authorized shares of preferred stock being Series B Convertible Preferred Stock.

COATES INTERNATIONAL LTD.

By:	/s/ Barry C. Kaye
Barry C. Kaye
Treasurer and Chief Financial Officer